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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)*


                               Security Bancorp
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                               (Name of Issuer)

                    Common Stock, par value $1.00 per share
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                        (Title of Class of Securities)


                                  81-4239109
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                                (CUSIP Number)

                               Peter M. Kennedy
                         Eighteen Seventy Corporation
                             2 Manhattanville Road
                           Purchase, New York  10577
                                (914) 694-3999
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                (Name, Address, and Telephone Number of Person
               Authorized To Receive Notices and Communications)


                               October 18, 1996
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            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of Securities described in Item 1; and (2) has beneficial ownership of less than five percent of such class. See Rule 13d-7)

Note:  Six copies of this statement, including all exhibits, should be filed with the Securities and Exchange Commission.  See Rule 13d-1(a) of the
Securities and Exchange Commission for other parties to whom copies are to be sent.
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CUSIP No. 81-4239109                                               Page 2 of 7
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*  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 81-4239109                                                Page 3 of 7
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1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Eighteen Seventy Financial Inc.
     13-3438193

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2)   Check the Appropriate Box if a Member of a Group:
     (a)
     (b) . . . x
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3)   SEC Use Only
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4)   Source of Funds . . . [WC]
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5)   Check If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e):  [  ]
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6)   Citizenship or Place of Organization:

     The Reporting Person is a corporation organized under the laws of the State of Delaware.
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Number of Shares Beneficially Owned by Each Reporting
Person with:

7)   Sole Voting Power                  74,000 shares
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8)   Shared Voting Power                N/A
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9)   Sole Dispositive Power             74,000 shares
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10)  Shared Dispositive Power           N/A
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11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                  74,000 shares
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12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares:  [  ]
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13)  Percent of Class Represented by Amount in
     Row (11)                           4.984%
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14)  Type of Reporting Person           CO
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CUSIP No. 81-4239109                                                Page 4 of 7
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1)   Name of Reporting Persons
     S.S. or I.R.S. Identification No. of Above Person

     Eighteen Seventy Corporation
     13-3130342

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2)   Check the Appropriate Box if a Member of a Group:
     (a)
     (b) . . . x
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3)   SEC Use Only
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4)   Source of Funds . . . N/A - See Item 5.
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5)   Check If Disclosure of Legal Proceedings Is
     Required Pursuant to Items 2(d) or 2(e):  [  ]
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6)   Citizenship or Place of Organization:

     The Reporting Person is a corporation organized under the laws of the State of Delaware.
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Number of Shares Beneficially Owned by Each Reporting
Person with:

7)   Sole Voting Power                N/A - See Item 5.
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8)   Shared Voting Power              N/A - See Item
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9)   Sole Dispositive Power           N/A - See Item 5.
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10)  Shared Dispositive Power         N/A - See Item 5.
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11)  Aggregate Amount Beneficially Owned by Each
     Reporting Person:                N/A - See Item 5.
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12)  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares:  [  ]
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13)  Percent of Class Represented by Amount in
     Row (11)                         N/A
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14)  Type of Reporting Person         HC; CO
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CUSIP No. 81-4239109                                                Page 5 of 7
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       This Amendment No. 2 to a Schedule 13D, which was originally filed by the
Reporting Persons on November 17, 1993, relates to shares of Common Stock, par value $1.00 per share, of Security Bancorp, a corporation with its principal executive offices at 219 North 26th Street, Billings, Montana 59103. This Amendment No. 2 is being filed to report recent sales of Security Bancorp Common Stock by the Reporting Persons. Items 4 and 5 are hereby amended as follows:


Item 4.  Purpose of Transaction
         ----------------------

       The shares of Security Bancorp Common Stock were acquired by the Reporting Persons for investment purposes. The Reporting Persons continue to hold the shares of Security Bancorp Common Stock to which this statement relates for investment purposes.

       The Reporting Persons stated in the original Schedule 13D that they might, from time to time, acquire additional securities of Security Bancorp or dispose of some or all of the shares of Security Bancorp Common Stock they have acquired, in the open market or in privately negotiated transactions or otherwise, depending on price, availability of shares, the Reporting Persons' views of the business and prospects of Security Bancorp and other factors deemed relevant by the Reporting Persons.

        Since the filing of Amendment No. 1 by the Reporting Persons on October 15, 1996, reporting a sale transaction in Security Bancorp Common Stock which was effected on October 9, 1996, Eighteen Seventy Financial Inc. ("Financial"), the wholly owned subsidiary of Eighteen Seventy Corporation ("Eighteen Seventy"), has sold Security Bancorp Common Stock in three subsequent transactions listed in Item 5(c) herein. As a result of these three transactions, Financial has reduced the percentage of its overall holdings in Security Bancorp Common Stock from 7.07% to 4.984%.

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CUSIP No. 81-4239109                                               Page 6 of 7
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Item 5.  Interest in Securities of the Issuer
         ------------------------------------

       (a) The aggregate number and percentage of the class of securities to which this amendment relates which are beneficially owned by each of the Reporting Persons are as follows:

                       Number of         Percentage
                        Shares            of Class
                       ---------         ----------

Financial*              74,000             4.984%

* Financial directly owns all of the reported shares of Security Bancorp. As stated above, Financial is a wholly owned subsidiary of Eighteen Seventy.

       (b) Financial has sole power to vote and dispose or direct the disposition of all 74,000 shares of Security Bancorp Common Stock to which this statement relates.

       (c) Transactions in Security Bancorp Common Stock which have been effected by the Reporting Persons during the past sixty days are as follows:

                                Shares       Price Per       How
Sold By           Date          Sold         Share           Effected
-------           ----          ------       -------         --------

Financial         10/9/96       40,000       $29.00          Open Market
Financial         10/18/96      20,000       $29.125         Open Market
Financial         10/24/96      10,000       $29.1875        Open Market
Financial         10/25/96      1,000        $29.1875        Open Market

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CUSIP No. 81-4239109                                               Page 7 of 7
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                                   SIGNATURES
                                   ----------


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 28, 1996      EIGHTEEN SEVENTY FINANCIAL INC.
----------------
    (Date)

                           By: /s/ Peter M. Kennedy
                               --------------------------
                               Its President
                                   ----------------------
                                   Peter M. Kennedy

October 28, 1996       EIGHTEEN SEVENTY CORPORATION
----------------
    (Date)

                           By: /s/ Peter M. Kennedy, III
                               --------------------------
                               Its President
                                   ----------------------
                                   Peter M. Kennedy, III